Equity Crowdfunding Campaign | Nicolette

Phil Martie <phil@nicolette.com>
to tjoppelt, bcc: 3409716

SAVE Wed, Jul 14, 11:35 AM

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Hi Terri!

It's been a while. I can hard hardly believe it's been 5 years since our Canon/Stroock days.

Not sure if you recall, but I left Canon to start a company called Nicolette that helps NICU parents be more active caregivers for their baby. We launched for the first time at CHOC Children's Hospital a few months ago and the results have been very strong. We're now doing a crowdfunding campaign to fuel growth and expand the product.

Would you be up for participating? It's a $100 minimum.

Here is the link to the offering: wefunder.com/nicolette

Please feel free to share as well! Thanks a ton.

--

Phil Martie
CEO
Nicolette, Inc.

562.922.9178 | phil@nicolette.com | @philmartie
www.nicolette.com